

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 21, 2006

B.K. Gogia, President and Chief Executive Officer
InferX Corporation
1600 International Drive, Suite 110
McLean, VA 22102-4860

> **RE:** **InferX Corporation**
> **Registration Statement on Form SB-2**
> **File No. 333-138646**
> **Date Filed: November 24, 2006**

Dear Mr. Gogia:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.  Please identify the selling shareholders who are underwriters, *i.e.,* Messrs. Mannion, Reckles, and Prag and remove the language that references selling securityholders being "deemed" underwriters.

## Prospectus Summary

2. Add disclosure that addresses your going concern qualification, net losses, and accumulated deficit as of the most recent fiscal period. Also, add disclosure here or in the "Business" section that addresses the reverse acquisition, including the entities involved, the total consideration, the parties that conducted the negotiations, and disclose why InferX entered into the transaction.

3. Revise your disclosure to articulate clearly the type of business that InferX conducts. For example, you disclose that you develop and market privacy preserving software that performs predictive analysis. Yet your use of the phrase "market privacy preserving" is vague and does not provide context to the nature of your business and operations. In defining predictive analytics, you further state that this comprises the "analysis of historical and current information to identify trends and patterns". But, you provide no discussion of the type of information that is analyzed nor do you provide any meaningful discussion of the types of trends and patterns that a customer utilizes your software to identify. Please revise to provide additional information that conveys a concise and readily understandable description of your business.

4. Please consider providing summary financial data for the most recent two years.

5. Please consider disclosing your internet address and including a statement, if true, that the information contained on your website does not constitute part of the prospectus.

## Risk Factors, page 3

6. Please note that you should disclose all material risks to the potential investor. The risks should cover and relate to your company, the industry in which your company operates, your management, the terms of the offering, your past performance, etc. Each risk factor should also clearly disclose the consequences to the company or to the investors, should the risk materialize. Risk factors that are generic in nature and equally applicable to similarly situated businesses, which, we note, constitute a majority of the risk factors disclosed on pages 3-6, should either be substantially revised or not be disclosed. Please revise your risk factor section, as appropriate, to address all material risks.

7. Please consider adding appropriate risk factors that alerts investors to each material risk that is presented by the current state of your business development, the status of your products, and the mechanisms of marketing those products and serving the customers.

"We are currently dependent on contracts with the federal government . . .", page 5

8. Please clarify the overall significance of your relationships with governmental agencies. Since your relationship with the federal government accounts for more than 10% of your total revenue, please provide a materially complete description of the contracts that are subject to renegotiation of profits or termination at the election of the government. In this regard, clarify, if true, that the Missile Defense Agency is your only source of revenue to date.

"We may need to raise additional capital . . .", page 6

9. The text of the narrative is unclear as to whether InferX believes it currently has sufficient capital resources to meet its capital requirements for a minimum period of 12 months of proposed operations from the date of the prospectus. Please revise the paragraph to state unambiguously your views in this respect. If you believe there is a deficiency, state its amount and discuss material uncertainties as to your ability to fund the deficiency and the resulting risks to investors. In your response letter please quantify your anticipated capital requirements for the next twelve months, assuming that you pursue your planned operations. Ensure that this information is consistent with your most recent balance sheet and the rate at which you have been using funds and are expected to use funds over the 12-month period.

Cautionary Note Regarding Forward Looking Statements, page 7

10. We note on your statement that the prospectus includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Be advised that Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please provide an analysis as to why you believe that you have the protections of the Private Securities Litigation Reform Act.

Our Business, page 7

11. Please describe the relationship between InferX and Datamat. If applicable, refer to Item 101(a) of Regulation S-B.

20. Please revise your disclosure in this section and throughout your registration statement to clarify the current status of your business operations, your proprietary technology, and your products/services. Your disclosure is vague and does not provide a potential investor with a clear sense of your business or the ability of your company to survive in the short and long terms. Your disclosure in

this section should be substantially revised to describe clearly your company's business and its products and services in the manner required by Item 101(b) of Regulation S-B. Describe more specifically each activity that is essential to the functioning and distribution of each of your products and explain how your revenues will earned from each of the four disclosed products. Discuss the extent to which you have made arrangements with third parties and describe the significant terms of all material arrangements with the third parties you intend to rely upon.

12. To the extent you believe disclosure of customer case studies might be helpful for an investor to obtain an understanding of how your products operate, please consider adding this type of disclosure. In this regard, we note similar information contained on your website.

## Market Opportunity, page 8

13. In the first paragraph of this subsection, clarify the "risks and opportunities" that are analyzed by your predictive analytics technology.

## Our Product Offerings, page 8

14. Please expand the disclosure relating to the InferCluster™ and InferView™ products. Your disclosure regarding these products/services does not provide meaningful information about the commercial status of these products or the way in which they are used by customers. While refraining from using overly technical terms, please provide a descriptive explanation of what these products/services offer and how they operate. Provide typical examples of how customers employ this technology and the type of information that is analyzed by the products.

## Patents and Trademarks, page 9

15. If you maintain license agreements with third parties, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that is licensed. If necessary, please discuss whether these third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement.

## Sales and Marketing, page 11

16. Please provide more detailed disclosure on your marketing strategy. Currently, you disclose that you will work with Athorn Clark & Partners to "assist with the

development of marketing and collateral material, branding and Web design and content." Please identify the key responsibilities of this collaborative partner and provide a more fulsome description of how this entity will assist with the marketing and sale of your product. Clarify whether you are substantially dependent upon your relationship with Athorn, which would necessitate filing any material agreement with them as an exhibit.

17. Disclose whether or not you currently maintain agreements with Northrop Grumman and Lockheed Martin. If so, disclose the material terms of the agreements and advise of the consideration given to filing them as material exhibits.

18. Please elaborate on your "initial sales strategy." Discuss in reasonable detail the steps you intend to take in furtherance of this sales strategy. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for, the costs associated with, and projected timeframes for achieving meaningful revenues. Currently, you do not identify any specific milestones nor do you discuss the ways in which you intend to bring your new products to market.

## Customers, page 11

19. Please describe the nature of the services you provide to the federal government, which appears to be your sole customer. In this regard, please unequivocally state that you have no customers outside of the federal government. State the dollar amounts of revenues you have recognized from each of your products and indicate the period in which those revenues were recognized.

## Research and Development, page 11

20. Please provide the full information required by Item 101(b)(10) of Regulation S-B.

## Management's Discussion and Analysis, page 12

21. Please supplement the disclosure in this section so that it provides a clearer introductory understanding of InferX and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. In doing so, please seek to address the following: the economic or industry-wide factors relevant to the company; a discussion of how the company intends to earn revenues and income and generate cash and the reasons why InferX is moving away from seeking contracts with the Federal Government, which to date has been your sole source of revenue. Please provide insight, not

merely identification, of material opportunities, challenges, risks, and material trends and uncertainties. Also, to the extent known, please provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address them. For a more detailed discussion of what is expected under this subheading and in the management's discussion section in general, please refer to the Commission's interpretive guidance in Commission Release No. 33-8350 (December 29, 2003).

22. In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you refer to several factors that contributed to the increases in direct costs and indirect expenses but give no indication of the relative impact of each factor. Furthermore, prefacing the reference to these sources of changes with the word "principally" obscures the ability of the reader to identify the material sources of the change. Revise throughout your MD&A to provide such quantifications when you indicate that multiple factors contributed to a material change. See Section III.D of SEC Release No. 33-6835.

Year Ended December 31, 2005 and 2004, page 15

23. We note that the Company's direct costs increased by approximately $32,000 in fiscal 2005 compared to fiscal 2004. Your discussion of the reasons for such increase, however, appear to focus on items that resulted in significant decreases in direct costs (i.e., capitalization of labor costs decreased $241,000, a decrease in salaries) without including any increases of significance to offset such items. Please explain or revise your disclosures accordingly. Similar revisions should be made to your discussion of direct costs for the nine months ended September 30, 2006 and 2005.

24. Similarly, your discussion of indirect expenses for the nine months ended September 30, 2006 and 2005 include a discussion of an increase in marketing expenses of $148,000 with an offsetting decrease in salaries of $50,000 (net $98,000) to explain an increase of approximately $196,000 in such expenses. Revise to include a discussion of the other items that contributed to the 50.7% increase in indirect expenses.

Liquidity and Capital Resources, page 16

25. In the fifth paragraph of the liquidity and capital resources section, you state that you will require significant additional revenue to support projected increases in staffing and other expenses. Revise the liquidity and capital resources section to state clearly whether your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months from the date

of the prospectus. To the extent you do not have sufficient resources to fund planned operations for the 12-month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis, and indicate whether the expected rate at which capital is used in operations over the 12 month period will vary from that amount, by how much and why. In preparing this disclosure, consider the extent to which your current liabilities exceed current assets and explain how your need to discharge current liabilities within the twelve months will impact the rate at which you use funds in operations and your need for capital. Also, consider specifically addressing the costs associated with becoming a reporting company and the financial commitments associated with your consulting agreement with Michael Brown.

## Selling Stockholders, page 21

26. With respect to the shares to be offered for resale by all of the selling securityholders who are legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers. We specifically refer you to The London Family Trust. Refer to Interp. I.60 of Telephone Interp. Manual (July 1997).

27. Please provide a materially complete description of how each of the selling shareholders acquired their shares.

28. With respect to the shares being offered by Lacuna Venture Fund LLL, reference is made to footnote 6 to the table under the heading "Security Ownership of Certain Beneficial Owners and Management" yet there is corresponding footnote in that table. We presume that the reference should have been to footnote 5. Revise as appropriate.

## Plan of Distribution, page 23

29. Please clarify here that the prices offered by the selling shareholders will be fixed or at a range until the common stock is quoted on the OTCBB.

InferX Corporation Financial Statements

For the Year Ended December 31, 2005

Note 1 – Organization and Basis of Presentation, page F-6

30. It appears that you accounted for the Merger with Datamat has a reorganization of entities under common control. Explain what you mean by "InferX and Datamat had common majority directors". Did the directors as a group hold more than 50% of the voting ownership interest in each entity? Did the companies have contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert? If not, tell us how you determined that these were entities under common control and tell us how you determined it was appropriate to account for this merger as a reorganization versus a purchase business combination. We refer you to SFAS 141 and EITF 02-5.

Computer Software Development Costs, page F-8

31. Throughout the document you make reference to developing and marketing privacy preserving software. Does the Company actually sell this software or do you anticipate selling this product in the future? Tell us how you account for the costs to develop this software product. Also, tell us whether the costs to develop your privacy preserving software are the same costs referred to in your policy footnote on page F-8 with regards to "internal" use software.

32. In this regard, we note that the Company capitalizes the cost of software used for "internal" operations once technological feasibility has been established. Tell us whether you account for such costs pursuant to SOP 98-1 or SFAS 86 and explain how you determined the appropriate applicable guidance. If you are accounting for the development of internal use software pursuant to SOP 98-1, then please explain your reference to technological feasibility. We refer you to paragraph .51 of SOP 98-1, which indicates technological feasibility should not apply to this SOP. Please provide an analysis of each software product included in capitalized software development costs and explain how such software is used in your internal operations.

Revenue Recognition, page F-9

33. Tell us why you believe it is appropriate to recognize revenue from fixed price contracts using the percentage of completion method. Your disclosures on page F-9 indicate the Company generates revenue from "professional services rendered to customers". Paragraph 1 of SOP 81-1 does not permit the use of contract accounting for services contracts. Tell us the specific accounting literature you

relied upon, and provide us with analysis, which demonstrates how that literature applies to you. We may have further comments.

34. Also, we note that revenue from certain fixed-price contract is recognized ratably over the contract term whereas revenue from certain other fixed-price contracts are recognized using the percentage of complete method. Tell us how you determine which policy to apply to each contract and explain the differences in the contract terms that result if timing differences in revenue recognition. Also, disclose the specific accounting literature that you are applying in recognizing revenue (*i.e*,. SOP 97-2, SAB 104, EITF 00-21, SOP 81-1, etc.)

## Note 5 – Notes Payable, page F-15

35. Tell us whether the Company was in compliance with all of the default provisions of the SBA loan at each balance sheet date. In this regard, we note that provision (m) requires the Company to obtain written consent from the SBA prior to a reorganization, merger, consolidation or other changes in ownership or the business structure.

36. We note on December 31, 2005, the Company issued 192,308 shares of common stock (Datamat 132 shares) in conversion of four notes payable totaling $250,000. Tell us how you determined the fair value of the Company's common stock at December 31, 2005 and tell us how such value compares to the $1.30 per share conversion price. Provide us with objective evidence that supports your determination of the fair value of the shares of common stock at the date of conversion. This objective evidence could be based on valuation reports that rely on methodologies discussed in the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid") or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. In this regard, we note the Company issued 50,000 shares of common stock for $75,000 during fiscal 2005. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment. Also, tell us how you considered APB 26 in determining whether a gain or loss should be recognized upon extinguishment of the debt.

## Note 7 – Stockholders' Equity (Deficit), page F-18

37. We note from your Statement of Changes in Stockholders' Equity(Deficit) that the Company issued 114 shares to founders for services rendered and valued such shares at $305. Tell us how you determined the fair value of such shares and provide us with objective evidence that supports your determination of the fair value. We refer you to the Practice Aid for further guidance.

38. Please provide us with the following information in chronological order for stock option grants and other equity related transactions (i.e. shares issued as guarantee fees, shares issued for consulting services) for the one year period preceding the most recent balance sheet date and through the date of your response:

- The nature and type of stock option or other equity related transaction;
- The date of grant/issuance;
- Description/name of option or equity holder;
- The reason for the grant or equity related issuance;
- The number of options or equity instruments granted or issued;
- The exercise price or conversion price;
- The fair value of underlying shares of common stock and how you determined such value;
- The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and
- The amount and timing of expense recognition.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

## For the Nine Months Ended September 30, 2006

## Note 5 – Notes Payable, page F-15

39. We note from your disclosures in Note 5 that interest expense on the SBA loan for the nine months ended September 30, 2006 and 2005 was $11,700 and $12,100, respectively. Your statements of operations for the nine months ended September 30, 2005, however, show interest expense, net of interest income of only $6,659. Tell us the amount of interest income earned during this period and tell us what assets the Company held that earned interest.

## Notes to Unaudited Pro Forma Condensed Financial Statements, page F-63

40. Please provide your calculations for allocating the $1,164,696 proceeds received in the private placement amongst the Class A warrants, Class B warrants and common stock using the relative fair value method. With regards to the Class B warrants, it appears that the stock price should be $0.50 and the strike price should be $0.625. Please revise accordingly.

41. Tell us how you are accounting for the Class A and Class B warrants issued in private placement. Specifically tell us how you considered the criteria in paragraph 6 of SFAS 133 and the scope exception of paragraph 11(a) of SFAS

133 in your analysis. Provide us with your analysis using each of the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability. We note your discussion of registration rights and liquidating damages provisions in Note 7 on page F-40. Do these registration rights and liquidating damages provisions relate to the warrants and stock issued in the private placement? If so, tell us how you considered these rights in your analysis and specifically, tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to classify the warrants as liabilities. If the scope exception of paragraph 11(a) has not been met, tell us why you have not classified the warrants as a liability, initially measured at fair value, with changes in fair value reported in earnings and disclosed in the financial statements.

## Part II – Information Not Required in Prospectus

## Exhibits

42. Please file the bylaws of Inferx. See Item 601(b)(3) of Regulation S-B.

## Legality Opinion

43. The legality opinion should opine upon the shares issuable upon exercise of certain warrants. Revise as appropriate.

## Recent Sales of Unregistered Securities

44. For each sale of unregistered securities, please disclose the full information required by Item 701 of Regulation S-B. Please disclose the month and year of the transaction and identify the persons or class of persons to whom you sold the securities. See Item 701(a)-(b) of Regulation S-B. For securities sold other than for cash, describe the transaction and the type and amount of consideration received by the company. See Item 701(c) of Regulation S-B. Finally, disclose all facts relied upon in claiming the exemption from registration. See Item 701(d) of Regulation S-B. For each sale of unregistered securities for which you claim the exemption contained in Section 4(2), please state whether the purchasers were accredited or sophisticated and possessed access to sufficient information.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your

·responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kathy Collins at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director


cc.     Ernest M. Stern, Esq.
        by facsimile at 828-5393